  Cono Italiano, Inc.
10 Main Street
Keyport, NJ  07735

Via Edgar Private Correspondence Filing

June 17, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. H. Roger Schwall
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Cono Italiano, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-164324
Request for Acceleration of Effective Date

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter dated June 9, 2010 (the “Comment Letter”) addressing Amendment No. 2 to the Company’s Registration Statement on Form S-1.  With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response:

General

1.
The Company has taken note of the Commission’s comment, and on June 11, 2010, filed an amendment to the Form 8-K originally filed November 13, 2009 to include the unaudited financial statements of Cono Italiano, Inc.- Delaware as of September 30, 2009 to comply with Rule 8-04 of Regulation S-X.

2.
The Company has taken note of the Commission’s comment, and on June 11, 2010 filed an amendment to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and an amendment to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	June 17, 2010

The Company hereby requests the effectiveness of Amendment No. 2 to the Registration Statement on Form S-1 filed with the SEC on May 26, 2010. Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request effectiveness for 2:00PM (Eastern Daylight Time) on Monday, June 21, 2010.

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Mitchell Brown
Mitchell Brown
Chief Executive Officer

cc:	Travis L. Gering, Esq.
Wuersch & Gering LLP